UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ARIS MINING CORPORATION

(Exact name of the registrant as specified in its charter)

British Columbia	001-41794	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Suite 2400 – 1021 West Hastings Street
Vancouver, British Columbia, Canada		V6E 0C3
(Address of principal executive offices)		(Zip Code)

Ashley Baker

General Counsel and Corporate Secretary

(604) 764-5870

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, _________.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

Not Applicable.

Item 1.02	Exhibit

Not Applicable.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01	Resource Extraction Issuer Disclosure and Report

Aris Mining Corporation, a British Columbia corporation (“Aris”), is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). Aris is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2024, to satisfy the requirements of Item 2.01. Aris’ ESTMA report is available in the “Investors – Other Regulatory Filings” section of Aris’ website at https://aris-mining.com/investors/other-regulatory-filings/ or on the Government of Canada’s website at https://natural-resources.canada.ca/estma-data. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 – EXHIBITS

Item 3.01	Exhibits

Exhibit No.	Description

2.01	Extractive Sector Transparency Measures Act – Annual Report for the year ended December 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: September 23, 2025	ARIS MINING CORPORATION

	By:	/s/ Ashley Baker
Ashley Baker
General Counsel and Corporate Secretary